UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): April 29, 2020
NEON THERAPEUTICS, INC.
(Exact name of registrant as specified in its charter)

Delaware	001-38551	46-3915846
(State or other jurisdiction	(Commission	(I.R.S. Employer
of incorporation)	File Number)	Identification No.)
40 Erie St., Suite 110
Cambridge, MA 02139
(Address of principal executive offices, including zip code)
(617) 337-4701
(Registrant’s telephone number, including area code)
Not Applicable
(Former Name or Former Address, if Changed Since Last Report)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:
☒    Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐    Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐    Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐    Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trade Symbol(s)	Name of each exchange on which registered
Common Stock, $0.001 par value per share	NTGN	The Nasdaq Global Select Market
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).
Emerging growth company  ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☒

Item 8.01.  Other Events
As previously announced, on January 15, 2020, Neon Therapeutics, Inc., a Delaware corporation (the “Company” or “Neon”), BioNTech SE, a Societas Europaea organized and existing under the laws of Germany (“Parent” or “BioNTech”) and Endor Lights, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Merger Sub will be merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly-owned subsidiary of Parent. On April 2, 2020, the Company filed with the U.S. Securities and Exchange Commission (the “SEC”) a definitive proxy statement (the “Definitive Proxy Statement”) with respect to the special meeting (the “Neon Special Meeting”) of the Company’s stockholders scheduled to be held on May 4, 2020 in connection with the Merger.
Litigation Related to the Merger
In connection with the Merger, a putative class action lawsuit, Franchi v. Neon Therapeutics, Inc., et al., 1:20-cv-00482, was filed on April 7, 2020 by purported Company stockholder Adam Franchi against the Company, its directors, Parent, and Merger Sub in the U.S. District Court for the District of Delaware. On April 10, 2020, in connection with the Merger, a complaint, Alvarado v. Neon Therapeutics, Inc., et al., 1:20-cv-02959, was filed as an individual action by purported Company stockholder Francisco J. Dos Ramos Alvarado against the Company and its directors in the U.S. District Court for the Southern District of New York. On April 13, 2020, in connection with the Merger, a complaint, Ezebunwa v. Neon Therapeutics, Inc., et al., 1:20-cv-03001, was filed as an individual action by purported Company stockholder Esther Ezebunwa against the Company and its directors in the U.S. District Court for the Southern District of New York. On April 15, 2020, in connection with the Merger, a putative class action lawsuit, Marks v. Neon Therapeutics, Inc., et al., 1:20-cv-03033, was filed by purported Company stockholder John Marks against the Company and its directors in the U.S. District Court for the Southern District of New York. On April 15, 2020, in connection with the Merger, a complaint, Shen v. Neon Therapeutics, Inc., et al., 1:20-cv-03035, was filed as an individual action by purported Company stockholder David Shen against the Company and its directors in the U.S. District Court for the Southern District of New York. On April 15, 2020, in connection with the Merger, a complaint, Gilbert v. Neon Therapeutics, et al., 1:20-cv-01816, was filed as an individual action by purported Company stockholder Phillip Gilbert against the Company and its directors in the U.S. District Court for the Eastern District of New York. The Franchi, Alvarado, Ezebunwa, Marks, Shen, and Gilbert cases are collectively referred to as the “Merger Actions.” The Merger Actions generally allege that the Definitive Proxy Statement misrepresents and/or omits certain purportedly material information relating to financial projections, analysis performed by Duff & Phelps, LLC (“Duff & Phelps”), and past engagements of Duff & Phelps and Ondra Partners. The Merger Actions assert violations of Section 14(a) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14a-9 promulgated thereunder against the Company and its directors and violations of Section 20(a) of the Exchange Act against the Company’s directors. The Franchi Merger Action also asserts violations of Section 20(a) of the Exchange Act against BioNTech and Merger Sub. The Shen Merger Action also asserts claims for breach of fiduciary duty against the Company’s directors. The Merger Actions seek, among other things: an injunction enjoining consummation of the Merger, costs of the action, including plaintiff’s attorneys’ fees and experts’ fees, declaratory relief and any other relief the court may deem just and proper.
The Company believes the Merger Actions to be without merit. It is possible that additional similar cases could be filed in connection with the Merger.
The Company’s Board of Directors continues to unanimously recommend that stockholders vote “FOR” the proposal to adopt the Merger Agreement and “FOR” the other proposal being considered at the Neon Special Meeting.
Additional Information and Where to Find It
In connection with the proposed merger, on April 1, 2020, BioNTech filed with the SEC a Registration Statement on Form F-4 containing a proxy statement of Neon and a prospectus of BioNTech, and each of Neon and BioNTech may file with the SEC other documents regarding the proposed merger. The Definitive Proxy Statement has been mailed to stockholders of Neon. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM F-4 AND THE DEFINITIVE PROXY STATEMENT, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER, WHEN AND IF THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BIONTECH, NEON AND THE PROPOSED MERGER.
Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from BioNTech at its website, https://biontech.de, or from Neon at its website, https://neontherapeutics.com. Documents filed with the SEC by BioNTech will be available free of charge by accessing BioNTech’s website under the heading Investors & Media, or, alternatively, by directing a request by telephone or mail to BioNTech at An der Goldgrube 12, 55131 Mainz, Germany, and documents filed with the SEC by Neon will be available free of charge by accessing Neon’s website at

https://neontherapeutics.com under the heading Investor Resources or, alternatively, by directing a request by telephone or mail to Neon at 40 Erie Street, Suite 110, Cambridge, MA 02139.
Participants in the Solicitation
BioNTech and Neon and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Neon in respect of the proposed merger under the rules of the SEC. Information about Neon’s directors and executive officers is available in Neon’s Definitive Proxy Statement dated April 2, 2020 for the Neon Special Meeting of Stockholders. Information about BioNTech’s directors and executive officers is available in BioNTech’s Registration Statement on Form F-4 filed with the SEC on April 1, 2020. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the Registration Statement on Form F-4 and the Definitive Proxy Statement and other relevant materials to be filed with the SEC regarding the proposed merger when and if they become available. Investors should read the Registration Statement on Form F-4 and the Definitive Proxy Statement carefully before making any voting or investment decisions. You may obtain free copies of these documents from Neon or BioNTech using the sources indicated above.
Forward Looking Statements
This Current Report on Form 8-K contains “forward-looking statements” of Neon within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include, but may not be limited to, express or implied statements regarding the proposed acquisition of Neon by BioNTech and the potential timing of the closing of that proposed transaction; our ability to obtain and maintain regulatory approval of our product candidates; the potential timing and advancement of our clinical trials; the potential timing and manner of data readouts from our ongoing and planned clinical trials; the design and potential efficacy of our therapeutic approaches; financial plans and projections; and our ability to replicate results achieved in our preclinical studies or clinical trials in any future studies or trials. Any forward-looking statements in this press release are based on management’s current expectations and beliefs of future events, and are subject to a number of risks and uncertainties that could cause actual results to differ materially and adversely from those set forth in or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to: uncertainties related to the timing and occurrence of the closing of the proposed acquisition of Neon by BioNTech; the reaction to the proposed acquisition of our business partners, the reaction of competitors to the proposed acquisition, the retention of our employees, BioNTech’s plans for us, the future growth of our and BioNTech’s businesses and the possibility that integration following the proposed acquisition may be more difficult than expected; risks related to the initiation, timing and conduct of studies and other development requirements for our product candidates; the risk that any one or more of our product candidates will not be successfully developed and commercialized; the risk that the results of preclinical studies and clinical trials may not be predictive of future results in connection with future studies or trials; the risk that our collaborations will not continue or will not be successful; risks related to our ability to protect and maintain our intellectual property position; risks related to our capital requirements and use of capital and unexpected expenditures; and risks related to the ability of our licensors to protect and maintain their intellectual property position. For a discussion of these and other risks and uncertainties, and other important factors, any of which could cause Neon’s actual results to differ from those contained in the forward-looking statements, see the section entitled “Risk Factors” in the Definitive Proxy Statement, as filed with the Securities and Exchange Commission, as well as discussions of potential risks, uncertainties, and other important factors in Neon’s other filings with the Securities and Exchange Commission. All information in this press release is as of the date of the release, and Neon undertakes no duty to update this information unless required by law.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Neon Therapeutics, Inc.

Date: April 29, 2020	By:	/s/ Jolie M. Siegel
Jolie M. Siegel
Vice President, General Counsel and Secretary

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